Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:        + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

October 23, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited. (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Appointment of Senior Management Personnel

Pursuant to the recommendation of the Nomination, Governance and Compensation Committee and Audit Committee, the Board of Directors of the Company, at their meeting held today, approved the appointment of Mr. Akhil Ravi as Head API and Services and Senior Management Personnel of the Company, and his induction as a Member of the Management Council of the Company, effective November 13, 2026. Mr. Akhil Ravi will continue to be responsible for the operations of Aurigene Pharmaceutical Services Ltd. a wholly owned subsidiary of the Company. Mr. Akhil Ravi is a related party to the Company, being the son-in-law of Mr. G V Prasad, Co-Chairman and Managing Director.

The updated list of the Company's Senior Management Personnel, reflecting the above appointment, is enclosed as Annexure.

The disclosure required under Regulation 30 of the SEBI Listing Regulations read with SEBI Master Circular No. HO/49/14/14(7)2025-CFD-POD2/I/3762/2026 dated January 30, 2026, is enclosed as Annexure A.

The Board Meeting commenced at 3:00 p.m. IST and concluded at 4:38 p.m. IST.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

 K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: as above

Details of Mr. Akhil Ravi

Sl.no.	Particulars	Details
1.	Reason for change viz. appointment, ~~re-appointment, resignation, removal, death or otherwise~~	Appointment
2.	Date of appointment/~~re-appointment/cessation~~ (as applicable) & term of appointment/re-appointment	Effective from November 13, 2026 Appointed as Head API and Services and Senior Management Personnel of the Company, and inducted as a Member of the Management Council of the Company
3.	Brief profile (in case of appointment)	As mentioned below
4.	Disclosure of relationships between directors (in case of appointment of a director)	Not applicable.

Brief Profile of Mr. Akhil Ravi

Akhil Ravi brings nearly 19 years of experience spanning strategy, commercial leadership, business transformation and general management. Since joining Dr. Reddy's Laboratories in 2018, he has held leadership roles across strategy, commercial operations and business leadership, and currently serves as CEO of Aurigene Pharmaceutical Services Ltd. (APSL), a wholly owned subsidiary of Dr. Reddy’s Laboratories. In this role, he has led APSL's evolution from a start-up-style business into a rapidly scaling CRDMO, driving significant growth, profitability and capability expansion.

Since joining Dr. Reddy’s, Akhil has led the transformation of APSL through a multi-year agenda focused on strengthening operating foundations, accelerating growth, improving profitability and enhancing customer service. Under his leadership, the business is on track and on growth trajectory. He has also driven a significant improvement in service levels across the CDMO business, strengthening both operational performance and customer confidence.

Akhil has been instrumental in advancing APSL's innovation and technology capabilities. He led the implementation of Aurigene.ai, an AI-enabled integrated drug discovery workflow that now supports approximately 30% of the drug discovery services business. He has also overseen the expansion of capabilities across drug discovery, antibodies, biologics, APIs and peptides, while laying the foundation for growth in the drug product CDMO business through strategic partnerships.

Before joining Dr. Reddy's, Akhil held sales and transformation roles at McKinsey & Company and ITC and also pursued entrepreneurial ventures focused on digital sports and health solutions.

Akhil has done Post-Graduate Programme in Management from Indian School of Business (ISB) and graduated in Bachelor of Technology, Chemical Engineering from Indian Institute of Technology (IIT), Bombay.

Annexure

List of revised Senior Management Personnel

Sl.No	Name of the SMP	Designation
1	Mr. Satish Reddy	Chairman and Whole-time Director
2	Mr. G V Prasad	Co-Chairman and Managing Director (KMP)
3	Mr. Erez Israeli	Chief Executive Officer (KMP)
4	Mr. M V Ramana	CEO Global Generics
5	Mr. Sanjay Sharma	Chief Operating Officer
6	Mr. M V Narasimham	Chief Financial Officer (KMP)
7	Mr. Deepak Sapra	Chief Executive Officer, API and Services
8	Mr. Krishna Venkatesh	Global Head of IPDO - Integrated Product Development Organization
9	Mr. Patrick Aghanian	Head - Consumer Health Organization
10	Mr. Phanimitra B	Chief Digital and Information Officer
11	Mr. Milan Kalawadia	Chief Executive Officer, North America
12	Mr. M S Madhu Sundar	Global Head of Quality and PV
13	Mr. Sandeep Khandelwal	Chief Executive Officer – Asia, Africa, Australia & CISUR
14	Dr. Sridevi Khambhampaty	Global Head of Biologics
15	Mr. Akhil Ravi	Head API and Services
16	Mr. K Randhir Singh	Company Secretary, Compliance Officer and Head-CSR (KMP)